Brian A. Johnson

+1 212 937 7206 (t)
+1 212 230 8888 (f)
brian.johnson@wilmerhale.com
November 12, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Emergent BioSolutions Inc. Registration Statement on Form S-3
Ladies and Gentlemen:
Submitted herewith for filing on behalf of Emergent BioSolutions Inc. (the “Company”) is a Registration Statement on Form S-3 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $100 million of common stock, preferred stock, debt securities and warrants of the Company that may be issued from time to time by the Company on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. The Registration Statement also relates to the registration under the Securities Act of 1,180,638 shares of common stock of the Company that the selling stockholders identified in the Registration Statement may sell from time to time.
This filing is being effected by direct transmission to the Commission’s EDGAR System. In anticipation of this filing, the Company has caused the filing fee of $4,717 to be wire transferred to the Commission’s account at U.S. Bank in St. Louis.
It is the intent of the Company to have the Registration Statement declared effective as early as possible. Accordingly, it is respectfully requested that the staff of the Commission inform us whether this Registration Statement will be reviewed by the Commission.
Acceleration requests may be made orally, and the Company has authorized us to represent on its behalf that it is aware of its obligations under the Securities Act with respect thereto.
Please contact the undersigned at (212) 937-7206 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson
Wilmer Cutler Pickering Hale and Dorr llp, 339 Park Avenue, New York, New York 10022
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